UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
 OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-51887

Neuro-Hitech, Inc.
 (Exact name of registrant as specified in its charter)

16255 Aviation Loop Drive
Brooksville, FL  34604
(352) 754-8587
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 123

Pursuant to the requirements of the Securities Exchange Act of 1934, Neuro-Hitech, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2009	By:	/s/ David Ambrose
Name: David Ambrose
Title: Chief Executive Officer